Exhibit 99.2
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of South Bow Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of South Bow Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two‑year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
South Bow Corporation 2025 Consolidated Financial Statements | 1

Accounting for the Agreements associated with the Withdrawal of Keystone Variable Toll Disputes
As discussed in Notes 4 and 23 to the consolidated financial statements, pursuant to a settlement agreement effective September 30, 2025, the Company and associated parties agreed to withdraw all complaints and protests associated with the Keystone variable toll disputes previously filed with the Canada Energy Regulator, the Federal Energy Regulatory Commission, Court of King’s Bench of Alberta, and D.C. Circuit Court (the Withdrawal of Keystone Variable Toll Disputes). The amounts payable pursuant to the terms of the settlement agreement are subject to the indemnification terms in an associated partial release of indemnification agreement and the separation agreement with TC Energy Corporation (Former Parent) (collectively, the Agreements). The net impact of recording the terms of the settlement agreement for the Withdrawal of Keystone Variable Toll Disputes, related indemnification asset, and the reduction of the amounts previously accrued for the Keystone Variable Toll Disputes resulted in a net reduction of revenue in the consolidated statement of income of $43 million during the year ended December 31, 2025.
We identified the evaluation of the Company’s accounting for the Agreements associated with the Withdrawal of Keystone Variable Toll Disputes as a critical audit matter. Evaluating the extent of management’s judgment related to the identification of the applicable contractual terms of the Agreements in the Company’s technical accounting analysis and the conclusions related to the classification and disclosure of this matter involved significant audit effort and required complex auditor judgments.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s accounting for the Agreements, including controls over the technical accounting analysis and related financial statement classification and disclosures. In addition, we performed the following:
•read the Agreements to understand the terms, obligations, and indemnifications to evaluate management’s technical accounting analysis by considering the relevant terms in the Agreements
•tested the calculation of the amounts arising from the Agreements by comparing the inputs to the Agreements and recalculating the outputs
•evaluated the classification of the amounts arising from the Agreements and the related financial statement disclosures, including the description of the Withdrawal of Keystone Variable Toll Disputes, by comparing them to the Agreements and the underlying calculations.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.
Calgary, Canada
March 13, 2026
South Bow Corporation 2025 Consolidated Financial Statements | 2

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of South Bow Corporation
Opinion on Internal Control Over Financial Reporting
We have audited South Bow Corporation’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024 the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2026 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified and included in management’s assessment. The material weakness related to the design and operating effectiveness of certain general information technology (“IT”) controls that are relevant to the preparation of the Company's consolidated financial statements. The Company did not (i) maintain certain change management controls to ensure configuration changes affecting certain IT applications were appropriate; (ii) design and maintain certain program development controls to ensure the data migration, program testing and approval of a new software development is aligned with business and IT requirements; and (iii) maintain user access controls in all instances to ensure segregation of duties in the Company's financial applications. As a result of these control deficiencies, process level automated controls that are dependent on configuration in the affected IT environment and manual controls that rely on system-generated data or reports from the affected IT environments were ineffective because certain data derived from IT applications could have been adversely impacted. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the 'Management’s Report on Internal Control Over Financial Reporting' section of the Company's Management's Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
South Bow Corporation 2025 Consolidated Financial Statements | 3

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 13, 2026
South Bow Corporation 2025 Consolidated Financial Statements | 4

Consolidated Balance Sheets

		As at December 31,
U.S.$ millions	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents		549	397
Accounts receivable		1,107	1,190
Inventories	8	100	207
Contractual recoveries		7	63
Other current assets	7	252	341
Total Current Assets		2,015	2,198
Plant, Property and Equipment, Net	9	8,210	8,206
Equity Investments	11	743	732
Deferred Tax Assets	15	23	16
Other Long-term Assets	12	202	177
TOTAL ASSETS		11,193	11,329
LIABILITIES
Current Liabilities
Accounts payable and other	13	1,135	1,544
Dividends payable	18	104	104
Accrued interest	17	102	113
Total Current Liabilities		1,341	1,761
Other Long-term Liabilities	14	179	140
Senior Unsecured Notes	17	4,682	4,629
Junior Subordinated Notes	17	1,086	1,087
Deferred Income Tax Liabilities	15	1,196	1,102
Total Liabilities		8,484	8,719
SHAREHOLDERS' EQUITY
Common shares (2025 - 208 million shares, 2024 - 208 million shares)	18	2,201	2,196
Additional paid-in capital		661	661
Accumulated deficit		(32)	(49)
Accumulated other comprehensive loss		(121)	(198)
Total Shareholders' Equity		2,709	2,610
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,193	11,329
Commitments, Contingencies and Guarantees (Note 23)
Variable Interest Entities (Note 24)

See accompanying notes to the consolidated financial statements.

/s/ Hal Kvisle	/s/ Shannon Ryhorchuk
Hal Kvisle, Board Chair and Director	Shannon Ryhorchuk, Director and Audit Committee Chair
South Bow Corporation 2025 Consolidated Financial Statements | 5

Consolidated Statements of Income

		Year Ended December 31,
U.S.$ millions, except share and per share amounts	Note	2025	2024
Revenues	6	1,986	2,120
Income from Equity Investments	11	52	49
Operating and Other Expenses
Plant operating costs and other		719	738
Commodity purchases resold		313	376
Depreciation and amortization	9	247	246
Other		(8)	15
		1,271	1,375

Other Income	23	(20)	—
Financial Charges
Interest expense	17	331	388
Interest income and other	17	(41)	(12)
		270	376
Income before Income Taxes		497	418
Income tax expense (recovery)
Current	15	(16)	43
Deferred	15	80	59
		64	102
Net Income		433	316

Net Income per Common Share - Basic	19	2.08	1.52
Net Income per Common Share - Diluted	19	2.07	1.52

Weighted Average Number of Common Shares (millions) - Basic	19	208.2	207.6
Weighted Average Number of Common Shares (millions) - Diluted	19	208.8	208.2
Consolidated Statements of Comprehensive Income

		Year Ended December 31,
U.S.$ millions	Note	2025	2024
Net income		433	316
Foreign currency translation - net investment hedge		55	(67)
Foreign currency translation - other		17	(9)
Separation-related pension adjustment		—	3
Changes in pension estimate	20	5	3
Comprehensive Income		510	246
See accompanying notes to the consolidated financial statements.
South Bow Corporation 2025 Consolidated Financial Statements | 6

Consolidated Statements of Cash Flows

		Year Ended December 31,
U.S.$ millions	Note	2025	2024
Operating Activities
Net income		433	316
Depreciation and amortization	9	247	246
Deferred income tax expense	15	80	59
Write-downs		—	7
Income from equity investments	11	(52)	(49)
Distributions received from operating activities of equity investments	11	74	70
Unrealized (gains) losses on financial instruments	21	(36)	6
Non-cash foreign exchange		(1)	(69)
Other		7	5
Increase in operating working capital	22	(35)	(62)
Net Cash Provided by Operating Activities		717	529
Investing Activities
Capital expenditures		(178)	(122)
Keystone XL contractual recoveries		3	5
Proceeds from sales of assets, net of transaction costs		—	38
Deferred amounts and other		—	(1)
Net Cash Used in Investing Activities		(175)	(80)
Financing Activities
Senior unsecured debt issued, net of issue costs	17	—	3,448
Junior subordinated debt issued, net of issue costs	17	—	1,087
Long-term debt repaid to affiliates of Former Parent	17	—	(4,722)
Exercised stock options	18	5	9
Dividends paid		(416)	—
Former Parent's net investment distributions, net		—	(121)
Other		—	(8)
Net Cash Used in Financing Activities		(411)	(307)
Effect of foreign exchange rate changes on cash and cash equivalents		21	(7)
Increase in Cash and Cash Equivalents		152	135

Cash and Cash Equivalents, Beginning of Year		397	262

Cash and Cash Equivalents, End of Year		549	397
Supplementary Cash Flow Information
Cash income taxes paid		38	49
Cash interest paid		342	—
Capital expenditures non-cash accruals		29	19
See accompanying notes to the consolidated financial statements.
South Bow Corporation 2025 Consolidated Financial Statements | 7

Consolidated Statements of Changes in Shareholders' Equity

U.S.$ millions	Note	Former Parent's Net Investment	Share Capital	APIC [1]	Accumulated Deficit	AOCI [2]	Total
December 31, 2023		2,968	—	—	—	(128)	2,840
Net income		261	—	—	55	—	316
Distributions by Former Parent		(3,229)	—	661	—	3	(2,565)
Issuance of common shares	18	—	2,187	—	—	—	2,187
Exercise of stock options	18	—	9	—	—	—	9
Dividends declared	18	—	—	—	(104)	—	(104)
Change in pension estimates [3]	20	—	—	—	—	3	3
Foreign currency translation - net investment hedge		—	—	—	—	(67)	(67)
Foreign currency translation - other		—	—	—	—	(9)	(9)
December 31, 2024		—	2,196	661	(49)	(198)	2,610

December 31, 2024		—	2,196	661	(49)	(198)	2,610
Net income		—	—	—	433	—	433
Exercise of stock options	18	—	5	—	—	—	5
Dividends	18	—	—	—	(416)	—	(416)
Change in pension estimates [3]	20		—	—	—	5	5
Foreign currency translation - net investment hedge		—	—	—	—	55	55
Foreign currency translation - other		—	—	—	—	17	17
December 31, 2025		—	2,201	661	(32)	(121)	2,709
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
3.Net of tax.
See accompanying notes to the consolidated financial statements.
South Bow Corporation 2025 Consolidated Financial Statements | 8

Notes to the Consolidated Financial Statements
1. Description of the Business
South Bow Corporation (South Bow or the Company) is a critical energy infrastructure company that owns and operates liquids pipelines and facilities extending across Canada and the United States (U.S.), connecting significant crude oil supply to key refining and demand markets in the U.S. Midwest and Gulf Coast. South Bow's operations are presented in three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
2. Basis of Presentation and Accounting Policies
On July 27, 2023, TC Energy Corporation (TC Energy or the Former Parent) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the Spinoff). On October 1, 2024, the Company completed the spinoff from its Former Parent and formed a new publicly traded company named South Bow Corporation. Under the Spinoff transaction, TC Energy shareholders as of the close of business on the record date of September 25, 2024, received 0.2 of a South Bow common share in exchange for every one share of TC Energy common share held, while retaining their interest in TC Energy. South Bow's common shares commenced regular-way trading on the Toronto Stock Exchange (TSX) on October 2, 2024, and on the New York Stock Exchange (NYSE) on October 8, 2024, under the ticker symbol "SOBO".
South Bow's reporting currency is the United States dollar (USD, U.S.$, or U.S. dollars) as the majority of the Company operates within the U.S.
The financial information for the period from October 1, 2024 to December 31, 2024 and for the year ended December 31, 2025 is the consolidated financial information of the Company. For periods prior to the Spinoff date, the financial information is the consolidated and combined financial information of TC Energy's Liquids Pipelines business. The financial information for the period prior to the Spinoff date, the period from October 1, 2024 to December 31, 2024, and the financial statements for the year ended December 31, 2025, are collectively, the "consolidated financial statements". The consolidated financial statements present the historical results of operations, comprehensive income, cash flows, changes in shareholders’ equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity, and are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and presented in U.S. dollars. Refer to Note 3, Accounting Policy Changes for additional information.
South Bow operates certain investments that are jointly owned with third parties, and uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control, and for investments in which the Company is able to exercise significant influence.
Spinoff from TC Energy
Prior to the Spinoff, South Bow operated as a business unit within TC Energy. The consolidated and combined financial statements of TC Energy's Liquids Pipelines business for the period prior to the Spinoff date were prepared using information derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company. The aggregate net effect of transactions between the Company and the Former Parent that are not historically settled in cash have been reflected in the consolidated statements of changes in shareholders' equity as Former Parent’s net investment.
The comparative figures in the consolidated financial statements include revenues and expenses that are specifically identifiable to the Company, as well as direct and indirect costs incurred by TC Energy that were attributable to the operations of the Company during the period prior to the Spinoff. Indirect costs were the costs of support functions that were provided on a centralized basis by TC Energy and its affiliates (corporate expenses), which include, but are not limited to, facilities, insurance, compliance, finance, human resources, benefits administration, supply chain, information technology, legal, corporate strategy, corporate governance, and other expenses that are either specifically identifiable or clearly applicable to the Company.
South Bow Corporation 2025 Consolidated Financial Statements | 9

Corporate expenses have been allocated to the Company based on a specific identification basis or, when specific identification was not practicable, a proportional cost allocation method primarily based on fully burdened internal labour costs, the value of in-service gross plant, property and equipment, or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the underlying expenditure. These allocations have been primarily done through the Former Parent's corporate cost allocation methodology. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operating on a standalone basis for the periods presented, nor are they indicative of the Company's future expenses.
Effective October 1, 2024, the Spinoff was completed and South Bow began operating as an independent entity, resulting in a change in reporting entity.
Assets and liabilities transferred to South Bow through the Spinoff were recorded at their carrying amounts within the consolidated financial statements. Adjustments to assets and liabilities transferred on the Spinoff date, as applicable, were recorded against additional paid-in capital within shareholders' equity on the consolidated balance sheets.
Revenues and expenses before and after the Spinoff have been combined and recorded within the statements of income and comprehensive income for the year ended December 31, 2024.
Common shares represent the common shares issued by South Bow pursuant to the Spinoff, which do not have a par value. The Company has used an established stated value per share based upon the pro-rata share of its Former Parent's paid-up capital immediately prior to the Spinoff. As a result, common shares reflect the stated value of the shares with the residual amount credited to additional paid-in capital.
Transactions with the Former Parent and its affiliates were previously classified as related party transactions; however, this relationship ceased subsequent to the Spinoff date. Refer to Note 25, Related Party Transactions for details.
The Spinoff was executed under a separation agreement (the Separation Agreement) as well as additional other agreements which outline the Company's transition of services and relationship with the Former Parent. Refer to Note 4, Spinoff Transaction for additional information regarding these agreements and nature of transactions.
Use of Estimates and Judgments
In preparing the consolidated financial statements, South Bow is required to make certain estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses, since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
Significant items subject to estimates and judgments include, but are not limited to:
•allocation of costs across reportable segments (Note 5, Segment Results);
•recoverability and depreciation rates of plant, property and equipment (Note 9, Plant, Property and Equipment);
•assumptions used to measure the carrying value of the net investment in lease (Note 10, Leases);
•assumptions used to measure the environmental remediation liability from the Milepost 14 (MP-14) pipeline incident (Note 23, Commitments, Contingencies, and Guarantees);
•provisions for income taxes, including valuation allowances and releases (Note 15, Income Taxes);
•fair value of financial instruments (Note 21, Risk Management and Financial Instruments);
•provisions for commitments, contingencies, and guarantees (Note 23, Commitments, Contingencies, and Guarantees); and
•allocation of costs from its Former Parent (Note 25, Related Party Transactions).
Actual results could differ from these estimates.
South Bow Corporation 2025 Consolidated Financial Statements | 10

Regulatory Bodies
The Company's liquids pipelines are regulated by, but not limited to, Canada Energy Regulator (CER), Federal Energy Regulatory Commission (FERC), Alberta Energy Regulator (AER), Alberta Utilities Commission (AUC), Pipeline and Hazardous Materials Safety Association (PHMSA), and Railroad Commission of Texas. These regulatory bodies exercise statutory authority over matters such as construction, operations, approval of rates and commercial agreements, and the abandonment and decommissioning of assets.
Accounting Policies
Revenue Recognition
The total consideration for services and products to which the Company expects to be entitled can include fixed and variable amounts. The Company has variable revenue that is subject to factors outside the Company's influence, such as market prices, actions of third parties, and weather conditions. The Company considers this variable revenue to be "constrained" as it cannot be reliably estimated and, therefore, recognizes variable revenue when the service is provided.
Revenues from contracts with customers are recognized net of any commodity taxes collected from customers, which are subsequently remitted to governmental authorities. The Company's contracts with customers include pipeline capacity arrangements, transportation contracts, and other contracts.
Revenues from the Company's pipelines are generated mainly from providing customers with firm capacity arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of capacity, together with the transportation of crude oil on a monthly basis. Revenues earned from these arrangements are recognized ratably over the term of the contract, regardless of the amount of crude oil that is transported. Revenues for volumetric-based services are recognized when the service is performed. Pipeline revenues are invoiced and received on a monthly basis. The Company does not take ownership of the crude oil that it transports for customers within its liquids pipelines business.
Revenues from the Company's marketing activities are earned through purchase and sale of crude oil, which is recorded on a net basis in the month of delivery. The Marketing segment has a contract where it is acting as the principal in the transaction and the marketing activities are not held for trading purposes. The related commodity purchases resold under this contract are recorded on a gross basis.
Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original terms to maturity of three months or less. The Company's cash and cash equivalents are recorded at cost, which approximates fair value.
Inventories
Inventories primarily consist of proprietary crude oil that is in transit or in storage, as well as materials and supplies, which include spare parts. Inventories are carried at the lower of cost, as determined on a weighted-average basis, and net realizable value.
Plant, Property and Equipment
Plant, property and equipment is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline, pumping equipment, and tanks are depreciated at annual rates ranging from two per cent to 2.5 per cent and other plant, property and equipment are depreciated at various rates, reflecting their estimated useful lives. The cost of these assets includes interest capitalized during construction. When the Company retires plant, property and equipment from service, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.
South Bow Corporation 2025 Consolidated Financial Statements | 11

Leases
The Company determines if a contract contains a lease at inception of a contract by using judgment in assessing the following aspects: i) the contract specifies an identified asset that is physically distinct or, if not physically distinct, represents substantially all of the capacity of the asset; ii) the contract provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset; and iii) the customer has the right to direct how and for what purpose the identified asset is used throughout the period of the contract.
Lessee Accounting Policy
Operating leases are recognized as right-of-use (ROU) assets and are included in plant, property and equipment while corresponding liabilities are included in accounts payable and other and other long-term liabilities on the consolidated balance sheets.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease agreement. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. South Bow's lease contracts do not provide an implicit interest rate, so the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in plant operating costs and other in the consolidated statements of income.
The Company applies the practical expedient approach to not recognize ROU assets or lease liabilities for leases that qualify for the short-term lease recognition exemption.
Lessor Accounting Policy
The Company provides transportation and other services on certain assets to customers according to long-term service agreements through sales-type leases.
In a sales-type lease, the Company measures the total consideration within the contract at lease commencement. When a lease arrangement contains more than one lease and/or non-lease component, a portion of the contract consideration is allocated to each component based on the standalone selling price for each distinct service. The Company applies judgment to determine reasonable estimates of the expected future cost of satisfying the performance obligations of each service. The payments associated with lease components are apportioned between a reduction in the lease receivable and sales-type lease income.
At lease commencement, the Company recognizes a net investment in lease, represented by the present value of both the future lease payments and the estimated residual value of the leased asset. The plant, property and equipment of the leased asset is derecognized, with related gains or losses, if any, recognized in the consolidated statement of income. Sales-type lease income is determined using the rate implicit in the lease and is recorded in interest income and other.
Impairment of Long-lived Assets
The Company reviews long-lived assets such as plant, property and equipment and capital projects in development for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset, is less than the carrying value of an asset, an impairment loss is recognized in the consolidated statements of income for the excess of the carrying value over the estimated fair value of the asset.
South Bow Corporation 2025 Consolidated Financial Statements | 12

Impairment of Equity Method Investments
The Company reviews equity method investments for impairment when an event or change in circumstances has a significant adverse effect on the investment's fair value. Where the Company concludes an investment's fair value is below its carrying value, the Company then determines whether the decline in value is other-than-temporary, and if so, an impairment loss is recognized in the consolidated statements of income for the excess of the carrying value over the estimated fair value of the investment, not exceeding the carrying value of the investment.
Impairment of Financial Assets
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. An expected credit loss (ECL) is calculated using a model and methodology based on assumptions and judgments, considering historical data, current counterparty information, as well as reasonable and supportable forecasts of future economic conditions. The ECL is recognized in plant operating costs and other in the consolidated statements of income, and is presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset.
Restricted Investments
The Company has certain investments that are restricted as to their withdrawal and use. These restricted investments are classified as available for sale and are recorded at fair value on the consolidated balance sheets in other long-term assets. As a result of the CER's Land Matters Consultation Initiative (LMCI), South Bow is required to collect funds to cover estimated future pipeline abandonment costs for its CER-regulated pipeline facilities. Funds collected are placed in trusts and invested until withdrawn to fund decommissioning and abandonment activities, and therefore are accounted for as restricted investments (LMCI restricted investments). LMCI restricted investments may only be used to fund the abandonment of the CER-regulated pipeline facilities, and therefore, a corresponding liability is recorded on the consolidated balance sheets in other long-term liabilities.
Receivables
Accounts receivable are measured at amortized cost.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. Changes to these balances are recognized in net income in the period in which they occur. Deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets. A valuation allowance is applied if it is more likely than not that some or all of the deferred tax assets will not be realized, based on available evidence and future taxable income estimates. The Company recognizes the financial effects of tax positions when it is more likely than not that the position will be sustained upon examination. The Company's exposure to uncertain tax positions is evaluated and a provision is made where it is more likely than not that this exposure will materialize.
South Bow Corporation 2025 Consolidated Financial Statements | 13

Environmental Liabilities
The Company generally records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. These estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations, and are subject to revision in future periods based on actual costs incurred or new circumstances. The Company evaluates recoveries from insurers and other third parties separately from the liability and, when recovery is probable, it records an asset separately from the associated liability. These recoveries are presented, along with environmental remediation costs, on a net basis in plant operating costs and other in the consolidated statements of income. Variations in one or more of the categories described above could result in additional costs, such as fines, penalties and/or expenditures associated with litigation, and settlement of claims with respect to environmental liabilities.
Asset Retirement Obligations
Asset retirement obligations (ARO) associated with the retirement of the Company's long-lived assets are measured at fair value and recognized as other current or other long-term liabilities in the period when they can be reasonably estimated. The fair value of ARO estimates are meant to represent the cost a third party would charge to perform the required work to decommission the assets, and is recognized at the present value of expected future cash flows when an estimate is available. The scope and timing of asset retirements for the Company's pipeline and storage assets are indeterminable because the Company intends to operate them as long as there is supply and demand for crude oil. Accordingly, the Company has not recorded an amount for ARO related to these assets.
Employee Post-retirement Benefits
The Company sponsors defined benefit pension plans and defined contribution pension plans (collectively, the Pension Plans). The Company's defined benefit pension plans are closed to new employees subsequent to January 1, 2024 and the defined contribution pension plans are open to new entrants. The cost of the Pension Plans received by employees is determined using the projected benefit method, pro-rated based on service and Management's best estimate of actuarial assumptions, such as expected plan investment performance, salary escalation, and retirement age of employees. The Company's share of the Pension Plans' assets and liabilities assumed from its Former Parent upon Spinoff have been accounted for in the year ended December 31, 2024.
The Pension Plans' assets are measured at fair value at December 31 of each year. The expected return on the Pension Plans' assets is determined using market-related values based on a five-year moving average value for all of the Pension Plans' assets. The Company recognizes the overfunded or underfunded status of its Pension Plans as an asset or liability, respectively, on the consolidated balance sheets and recognizes changes in that funded status through other comprehensive income (OCI) in the year in which the change occurs. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the Pension Plans' assets, if any, is amortized out of accumulated other comprehensive income (loss) (AOCI) and into net income over the average remaining service periods of the active participants. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. Post-retirement benefit amounts are recoverable through tolls as benefits are funded.
South Bow Corporation 2025 Consolidated Financial Statements | 14

Foreign Currency Transactions and Translation
Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which the Company or combined entity operates. This is referred to as the functional currency. Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the exchange rate in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at the historical exchange rate in effect on the date of the transaction. Foreign exchange gains and losses resulting from translation of monetary assets and liabilities are recorded in net income.
Gains and losses arising from translation of foreign operations' functional currencies to the Company's U.S.-dollar reporting currency are reflected in OCI until the operations are sold, at which time the gains and losses are reclassified to net income. Asset and liability accounts are translated at the period-end exchange rates, while revenues, expenses, gains and losses, and equity items are translated at the average monthly exchange rates.
Derivative Instruments and Hedging Activities
All derivative instruments are recorded on the consolidated balance sheets at fair value, unless they qualify for and are designated under a normal purchase and normal sales exemption, or are considered to meet other permitted exemptions.
Derivatives are used as economic hedges and for proprietary trading strategies in the Company's marketing business. These derivatives do not meet the specific criteria for hedge accounting treatment and therefore, the changes in fair value are recorded in net income in the period of change.
Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not clearly and closely related to those of the host instrument, their terms are the same as those of a standalone derivative, and the total contract is not held for trading or accounted for at fair value. When changes in the fair value of embedded derivatives are measured separately, they are recorded in net income.
Net Investment Hedges
Net investment hedges are used by the Company to hedge its net investments in foreign operations against foreign currency exposure. South Bow has only used non-derivative instruments as net investment hedges. At inception, the net investment hedge is formally identified, designated and documented, and hedge effectiveness is assessed. Changes in the fair value of the net investment hedge are recognized in OCI with any ineffective portions recognized in net income.
Variable Interest Entities
A variable interest entity (VIE) is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. The assessment of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, is completed at the inception of the entity or at a reconsideration event.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company has a variable interest and for which it is considered the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance, including: purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
South Bow Corporation 2025 Consolidated Financial Statements | 15

Non-consolidated VIEs
The Company's non-consolidated VIEs consist of legal entities where the Company has a variable interest but is not the primary beneficiary as it does not have the power (either explicit or implicit), through voting or similar rights, to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid. Non-consolidated VIEs are accounted for as equity investments.
The Company's maximum exposure to loss is the maximum loss that could potentially be recorded through net income in future periods as a result of the Company's variable interest in a VIE.
Share-based Compensation
South Bow records share-based compensation for its long-term incentive plans, which includes stock options, restricted share units (RSUs), performance share units (PSUs), and deferred share units (DSUs). The Company established these plans upon Spinoff, in which the existing grants and awards from the Company's Former Parent transferred to South Bow with similar contractual terms and valuations.
South Bow's Stock Option Plan permits options for the purchase of common shares to be awarded to certain employees, including officers. Stock options granted are recorded using the fair value method. Under this method, compensation expense is measured at the grant date based on the fair value and is recognized on a straight-line basis over the vesting period in the consolidated statements of income, with an offset to contributed surplus on the consolidated balance sheets. Forfeitures are accounted for when they occur. Upon exercise of stock options, amounts originally recorded against additional paid-in capital are reclassified to common shares within shareholders' capital on the consolidated balance sheets. No stock options have been granted under the Former Parent or South Bow's plans since 2023.
The expense related to RSU, PSU, and DSU incentive plans is accounted for on a liability basis. Under these plans, benefits vest when certain conditions are met, including the employees' continued employment during a specified period and for PSUs only, achievement of specified corporate performance targets. RSUs, PSUs, and DSUs accrue dividend equivalent units based on record date, increasing awards outstanding over time.
Cost Allocation
South Bow allocates shared services and corporate support costs to its reportable segments on a consistent and systematic basis. Shared services include centralized functions which support multiple operating activities and are therefore allocated to ensure that each reportable segment reflects an appropriate share of Company‑wide costs. Corporate expenses have been allocated to the reportable segments based on a specific identification basis or, when specific identification was not practicable, a proportional cost allocation method.
3. Accounting Policy Changes
Accounting Changes Adopted
Amendments to Income Taxes
In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision-usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025 and the Company has applied changes to the disclosures for the periods presented in the consolidated financial statements on a retrospective basis. Refer to Note 15, Income Taxes for additional information.
South Bow Corporation 2025 Consolidated Financial Statements | 16

Future Accounting Changes Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is currently evaluating the impact on its consolidated financial statements and related disclosures.
4. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, the Transition Services Agreement (TSA), the Tax Matters Agreement, and the Employee Matters Agreement (EMA). During the year ended December 31, 2025, the Former Parent billed the Company $10 million for services pursuant to the TSA (2024 - $5 million).
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff, as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, the Former Parent will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the MP-14 incident, Keystone XL contractual recoveries, and the variable toll disputes on the Keystone Pipeline System up to October 1, 2024, subject to a maximum liability to South Bow of $22 million (C$30 million), in aggregate.
The following table summarizes the indemnity-related balances with the Company's Former Parent as at December 31, 2025 and December 31, 2024:

Transaction U.S.$ millions	Note	Gross Asset (Liability)	Former Parent Asset (Liability) [1]	Net Asset (Liability)
As at December 31, 2025
Keystone XL contractual recoveries [2]	23	—	—	—
Variable toll disputes - CER [3]	23	172	127	45
Variable toll disputes - FERC [3]	23	—	—	—
MP-14 costs [4]	23	(30)	(26)	(4)
Withdrawal of Keystone Variable Toll Disputes [5]	23	(96)	(91)	(5)

As at December 31, 2024
Keystone XL contractual recoveries [2]	23	56	48	8
Variable toll disputes - CER [3]	23	114	98	16
Variable toll disputes - FERC [3]	23	(51)	(44)	(7)
MP-14 costs [4]	23	(30)	(26)	(4)
1.Represents the net asset (liability) attributable to the Former Parent included in the consolidated balance sheets.
2.Contractual recoveries from backstop agreements as a result of the cancellation of the Keystone XL project in 2021. The gross asset balance is included in contractual recoveries on the consolidated balance sheets. During the year ended December 31, 2025, the Company updated its estimate of amounts to be recovered relating to these agreements.
3.Variable toll disputes filed by customers with the CER and FERC. The gross asset and liability balances are included in the accounts receivable and accounts payable and other, respectively, on the consolidated balance sheets.
4.Amounts related to estimated costs for the MP-14 pipeline incident that occurred in 2022. The gross liability balance is included in accounts payable and other on the consolidated balance sheets.
5.Represents the outstanding liabilities subject to indemnification related to the Company and associated parties mutual agreement to withdraw all complaints and protests associated with the variable toll disputes.
South Bow Corporation 2025 Consolidated Financial Statements | 17

At September 30, 2025, the Company reached its maximum indemnity liability of $22 million (see Note 23, Commitments, Contingencies, and Guarantees). During the year ended December 31, 2025, the Company made $13 million in payments relating to indemnified liabilities and at December 31, 2025, has an outstanding maximum liability of $9 million for future indemnification payments to be made.
5. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations that provide products and services within areas of operation.
The Keystone Pipeline System segment consists of the Company's primary liquids pipeline system, which connects crude oil production in Hardisty, Alberta, Canada to key refining and demand markets in the U.S. Midwest and Gulf Coast. Revenue is primarily generated through committed contracts, whereby customers receive access to pipeline capacity and the transportation of crude oil in exchange for a committed monthly payment. The segment also generates variable and uncontracted revenue, including revenue from uncommitted spot volumes.
South Bow's Marketing business provides customers with a variety of crude oil marketing services, including transportation, storage, and logistics.
South Bow's Intra-Alberta pipelines are comprised of the Grand Rapids Pipeline and White Spruce Pipeline, which provide crude oil transportation from Alberta's oil sands region to terminals in the Edmonton and Heartland refining and market regions. Revenue is generated through committed contracts, whereby customers receive access to pipeline capacity, variable revenue, and the transportation of crude oil in exchange for a committed monthly payment, sales-type lease revenue. This segment includes other activities, including corporate activities, that support South Bow's operations and business development efforts, including financing activities.
South Bow's Chief Operating Decision Maker (CODM) is the CEO. The segments' financial performance is assessed based on normalized earnings before interest, income taxes, and depreciation and amortization (normalized EBITDA). The CODM reviews budget-to-actual variances of normalized EBITDA on a monthly basis and uses this information when making decisions about allocating resources to segments. The accounting policies, as outlined in Note 2, Basis of Presentation and Accounting Policies, are applied consistently across reporting segments. The CODM monitors segment long-term assets as the measure of total assets.
South Bow Corporation 2025 Consolidated Financial Statements | 18

The following table summarizes segment results for the year ended December 31, 2025:

Year Ended December 31, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,447	—	18	1,465
Marketing activities	—	403	—	403
Other revenues	118	—	—	118
Segment Revenues	1,565	403	18	1,986

Income from equity investments	10	—	42	52
Plant operating costs and other [1]	(647)	(65)	(7)	(719)
Commodity purchases resold	—	(313)	—	(313)
Other segment items [2]	42	(35)	9	16
Segment Normalized EBITDA	970	(10)	62	1,022

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	—	—	(331)	(331)
Depreciation and amortization	(236)	—	(11)	(247)
Interest income and other	21	2	18	41
Other income	20	—	—	20
Normalizing items [4]	(34)	35	(9)	(8)
Segment Income (Loss) before Income Taxes	741	27	(271)	497

Plant, property and equipment	7,829	3	378	8,210
Equity investments	104	—	639	743
Other [5]	119	15	80	214
Segment Long-term Assets	8,052	18	1,097	9,167
Capital expenditures [6]	36	—	152	188
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the year ended December 31, 2025, the Marketing segment transacted with the Keystone Pipeline System segment, resulting in $116 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, separation costs associated with the Spinoff, tariff charges, adjustments relating to variable toll disputes, and Keystone XL and other costs.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.
5.Includes deferred tax assets.
6.Capital expenditures for additions to long-lived assets include non-cash accruals.
South Bow Corporation 2025 Consolidated Financial Statements | 19

The following table summarizes segment results for the year ended December 31, 2024:

Year Ended December 31, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,638	—	24	1,662
Marketing activities	—	453	—	453
Other revenues	5	—	—	5
Segment Revenues	1,643	453	24	2,120

Income from equity investments	10	—	39	49
Plant operating costs and other [1]	(624)	(73)	(41)	(738)
Commodity purchases resold	—	(376)	—	(376)
Other segment items [2]	(1)	8	29	36
Segment Normalized EBITDA	1,028	12	51	1,091

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(1)	(1)	(386)	(388)
Depreciation and amortization	(238)	—	(8)	(246)
Interest income and other	3	3	6	12
Normalizing items [4]	(14)	(8)	(29)	(51)
Segment Income (Loss) before Income Taxes	778	6	(366)	418

Plant, property and equipment	7,960	6	240	8,206
Equity investments	104	—	628	732
Other [5]	131	22	40	193
Segment Long-term Assets	8,195	28	908	9,131
Capital expenditures [6]	35	—	106	141
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the year ended December 31, 2024, the Marketing segment transacted with the Keystone Pipeline System segment, resulting in $152 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items which are not representative of the segments' core operations and adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, impairment charges, unrealized gains (losses) on derivatives, adjustments relating to variable toll disputes, gains on asset sales, and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.
5.Includes deferred tax assets.
6.Capital expenditures for additions to long-lived assets include non-cash accruals.
South Bow Corporation 2025 Consolidated Financial Statements | 20

Entity-wide Information
South Bow operates within the U.S. and Canada and has assets within each country and offers services in each country. Revenues are generated in the country where the service is provided. The following tables summarize South Bow's revenues and plant, property and equipment by country:

	Year Ended December 31,
U.S.$ millions	2025	2024
U.S.	1,566	1,675
Canada - export	401	427
Canada - domestic	19	18
Total Revenues by Country	1,986	2,120

	As at December 31,
U.S.$ millions	2025	2024
U.S.	6,484	6,640
Canada	1,726	1,566
Plant, Property and Equipment by Country	8,210	8,206
6. Revenues
Disaggregation of Revenues

	Year Ended December 31,
U.S.$ millions	2025	2024
Revenues from contracts with customers
Capacity arrangements and transportation [1]	1,634	1,662
Other [2]	(169)	—
	1,465	1,662
Marketing activities [3]	403	453
Other revenues [2]	118	5
Total Revenues	1,986	2,120
1.Capacity arrangements and transportation revenues include $18 million (2024 – $24 million) relating to the Intra-Alberta & Other segment. The remaining revenue relates to the Company's Keystone Pipeline System segment.
2.Other revenues from contracts with customers includes a gross reduction in revenue of $169 million related to amounts accrued under the terms of the Withdrawal of Keystone Variable Toll Disputes. Refer to Note 23, Commitments, Contingencies, and Guarantees for additional details. For the year ended December 31, 2025, other revenues of $118 million include $126 million related to the amounts accrued for the indemnified amount receivable from the Former Parent in connection with the Withdrawal of Keystone Variable Toll Disputes and a ($10 million) reduction relating to indemnified amounts due to the Former Parent for the CER variable toll disputes. Refer to Note 23, Commitments, Contingencies, and Guarantees for additional details.
3.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 21, Risk Management and Financial Instruments for additional information.
During the year ended December 31, 2025, three major customers accounted for $634 million, $323 million, and $183 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 – three major customers accounted for $630 million, $322 million, and $175 million, respectively).
South Bow Corporation 2025 Consolidated Financial Statements | 21

Contract Balances

	December 31,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2025	2024
Receivables from contracts with customers	475	329	Accounts receivable
Contract liabilities [1]	16	15	Accounts payable and other
Long-term contract liabilities	24	19	Other long-term liabilities
1.During the year ended December 31, 2025, $13 million (2024 – $17 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at December 31, 2025, total fixed future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2047 are approximately $6.1 billion, of which approximately $1 billion is expected to be recognized in 2026.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations as volumes and costs to be recovered cannot be estimated.
7.  Other Current Assets

	As at December 31,
U.S.$ millions	2025	2024
Fair value of derivative contracts (Note 21)	34	188
Cash provided as collateral	26	66
Prepaid assets	27	28
Variable toll disputes [1] (Note 4)	91	44
Income tax receivable	66	—
Current portion of net investment in lease (Note 10)	4	—
Other	4	15
	252	341
1.Receivables from the Company's Former Parent under the indemnity agreements. Gross liability recorded in accounts payable and other.
8.  Inventories

	As at December 31,
U.S.$ millions	2025	2024
Crude oil	65	173
Materials and supplies	35	34
	100	207
South Bow Corporation 2025 Consolidated Financial Statements | 22

9.  Plant, Property and Equipment

	As at December 31,
	2025			2024
	Cost [3]	Accumulated Depreciation [2]	Net Book Value	Cost [3]	Accumulated Depreciation [2]	Net Book Value
U.S.$ millions
Keystone Pipeline System
Pipelines	7,227	1,970	5,257	7,156	1,799	5,357
Pumping equipment	820	270	550	813	248	565
Tanks and other	2,740	805	1,935	2,708	731	1,977
Under construction	86	—	86	60	—	60
	10,873	3,045	7,828	10,737	2,778	7,959

Intra-Alberta & Other
Pipelines	105	16	89	100	13	87
Tanks and other [1]	153	19	134	84	9	75
Under construction	140	—	140	62	—	62
	398	35	363	246	22	224

Marketing	1	—	1	1	—	1
ROU Assets (Note 10)	30	12	18	39	17	22
Total	11,302	3,092	8,210	11,023	2,817	8,206
1.Includes capital expenditures invested in office spaces and leasehold improvements related to the Spinoff.
2.Includes depreciation expense of $247 million for the year ended December 31, 2025 (2024 - $246 million).
3.Total capital expenditures during the year ended December 31, 2025 were $188 million (2024 - $141 million).
10. Leases
Lessee
The Company incurs operating lease expenses for corporate office space and equipment to support its operations and administrative functions. Remaining lease terms at December 31, 2025 range from 2 months to 12 years. During the year ended December 31, 2024, the Company entered into a 12-year lease contract for its Calgary office space. Prior to the Spinoff, the Company shared office leases with its Former Parent.

	As at December 31,
U.S.$ millions	2025	2024
Operating Lease ROU Assets [1]	18	22

Operating lease liabilities - current [2]	3	—
Operating lease liabilities - long-term [2]	23	22
Total Operating Lease Liabilities	26	22

Weighted-average Remaining Lease Term (years)	9.7	9.1
Weighted-average Discount Rate (%)	4.9%	4.8%
1.Reported in plant, property and equipment on the consolidated balance sheets.
2.Current operating lease liabilities and long-term operating lease liabilities are reported in accounts payable and other and other long-term liabilities, respectively, on the consolidated balance sheets. The current lease liabilities as at December 31, 2024 is comprised of a $7 million current lease obligation offset by a $7 million lease incentive.
South Bow Corporation 2025 Consolidated Financial Statements | 23

During the years ended December 31, 2025 and 2024, South Bow incurred operating lease expenses, including short-term leases, of $11 million and $3 million, respectively. Operating lease expenses are reported in plant operating costs and other in the consolidated statements of income.
During the years ended December 31, 2025 and 2024, the Company made cash payments associated with leases of $5 million and $6 million, respectively. Cash payments relating to operating leases are recorded in operating activities in the consolidated statements of cash flows.
Future lease operating lease payments are as follows:

U.S.$ millions	Payments
2026	4
2027	4
2028	4
2029	3
2030	3
Thereafter	16
Total undiscounted lease payments	34
Less: imputed interest	(8)
Total Operating Lease Liability	26
Lessor
During 2025, the Company entered into a sales-type lease arrangement for the natural gas lateral of the Blackrod Connection Project and recognized $43 million in a net investment in lease. At the inception of the lease term, the Company determined that the carrying value of the assets approximated the fair value, and the net investment in the lease approximated the assets' carrying value at lease inception.
The following table lists the components of the aggregate net investment in leases reflected on the consolidated balance sheets:

	As at December 31,
U.S.$ millions	2025	2024
Net Investment in Lease
Lease receivable	43	—
Current portion included in other current assets (Note 7)	4	—
Long-term Portion Included in Other Long-term Assets (Note 12)	39	—
Future lease payments to be collected under the existing sales-type leases are as follows:

U.S.$ millions	Payments
2026	4
2027	6
2028	7
2029	7
2030	7
Thereafter	160
191
Less: imputed interest income	(148)
Total Lease Receivable	43
During the year ended December 31, 2025, the Company recorded $2 million (2024 - nil) of sales-type lease income in interest income and other.
South Bow Corporation 2025 Consolidated Financial Statements | 24

11.  Equity Investments

	Ownership Interest at December 31, 2025	Income from Equity Investments		Equity Investments
		Year Ended December 31,		As at December 31,
U.S.$ millions		2025	2024	2025	2024
Grand Rapids Pipeline [1]	50.0%	42	39	639	628
HoustonLink Pipeline [1]	50.0%	—	1	13	13
Port Neches Link Pipeline	74.9%	10	9	91	91
		52	49	743	732
1.Classified as a VIE. Refer to Note 24, Variable Interest Entities for additional information.
The Spinoff triggered certain option rights for South Bow's partners to purchase the Company's ownership interest in its equity investments.
On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. These option rights were not exercised.
On October 1, 2024, the option to purchase the Company’s interests in the Grand Rapids Pipeline was triggered and the valuation process required under the applicable contract provisions was completed in 2025. Under the terms of the relevant agreements, the optionee is required to obtain regulatory approvals within a specified timeline, which expired on December 24, 2025, after which time the option is null and void and no longer binding on the parties. This matter continues to be the subject of ongoing legal and regulatory proceedings and the timing of resolution is uncertain.
Distributions and Contributions
Distributions and contributions received from operating activities of equity investments for the year ended December 31, 2025 were $74 million and nil, respectively (2024 – $70 million and $2 million, respectively).
Summarized Financial Information of Equity Investments

	Year Ended December 31,
U.S.$ millions	2025	2024
Income
Revenues	185	175
Operating and other expenses	(102)	(85)
Net income	101	97
Net income attributable to the Company	52	49

	As at December 31,
U.S.$ millions	2025	2024
Consolidated Balance Sheet
Current assets	169	167
Non-current assets	1,149	1,134
Current liabilities	(16)	(20)
Non-current liabilities	(1)	(1)
At December 31, 2025, the cumulative carrying value of the Company's equity investments was $65 million (2024 – $62 million) higher than the cumulative underlying equity in the net assets, primarily due to interest capitalized during construction.
South Bow Corporation 2025 Consolidated Financial Statements | 25

12.  Other Long-term Assets

	As at December 31,
U.S.$ millions	2025	2024
Restricted investments [1]	89	80
Keystone XL long-term recoveries	12	19
Keystone environmental provision recovery (Note 23)	10	31
Recoverable Keystone expenses [2]	24	22
Employee post-retirement benefits (Note 20)	17	10
Long-term portion of net investment in lease (Note 10)	39	—
Other	11	15
	202	177
1.Represents the amounts collected in tolls from customers and included in the LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities. Funds are held in trust with a corresponding liability in other long-term liabilities. Refer to Note 21, Risk Management and Financial Instruments for additional information.
2.Portion of Keystone Pipeline System expenses incurred that are recoverable through variable tolls beyond one year. Amounts collected within the next 12 months are recorded in accounts receivable.
13.  Accounts Payable and Other

	As at December 31,
U.S.$ millions	2025	2024
Trade payables	754	1,062
Fair value of derivative contracts (Note 21)	29	219
Accrued share-based compensation (Note 16)	49	36
CER variable toll disputes [1] (Note 23)	127	98
Keystone XL contractual recoveries [2] (Note 4)	—	48
MP-14 estimated costs (Note 23)	30	30
Keystone XL termination provision	6	17
Contract liabilities (Note 6)	16	15
Keystone environmental provision (Note 23)	3	4
Income tax payable (Note 15)	8	—
Withdrawal of Keystone Variable Toll Disputes (Note 23)	102	—
Other	11	15
	1,135	1,544
1.Relates to variable toll disputes filed with the CER, whereby the CER has implemented interim tolls on the Keystone Pipeline pending resolution of the disputes. These disputes are subject to the terms of indemnity agreements with South Bow's Former Parent and are recorded as a gross asset, with the offsetting payable to its Former Parent. During the three months ended December 31, 2025, the CER approved the Company's final adjusted tolls for the periods 2020 to 2024, and amounts are expected to be collected in the first quarter of 2026. Refer to Note 23, Commitments, Contingencies, and Guarantees for additional information.
2.Represents the payable to the Company's Former Parent under the indemnity agreements in relation to Keystone contractual recoveries recorded in current assets.
South Bow Corporation 2025 Consolidated Financial Statements | 26

14.  Other Long-term Liabilities

	As at December 31,
U.S.$ millions	2025	2024
CER-regulated pipeline facilities abandonment trust [1]	88	79
Operating lease liabilities (Note 10)	23	22
Long-term contract liabilities (Note 6)	24	19
Withdrawal of Variable Toll Disputes [2] (Note 23)	21	—
Keystone environmental provision (Note 23)	7	10
Employee post-retirement benefits (Note 20)	10	7
Other	6	3
	179	140
1.Represents the amounts collected from customers related to LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities.
2.Relates to payments not subject to indemnification terms of the Separation Agreement.
15.  Income Taxes
Geographic Components of Income before Income Taxes

	Year Ended December 31,
U.S.$ millions	2025	2024
Canada	115	83
U.S.	382	335
Income before Income Taxes	497	418
Provision for Income Taxes

	Year Ended December 31,
U.S.$ millions	2025	2024
Canada
Federal	17	15
Provincial	11	11
Foreign	36	76
Income Tax Expense	64	102

Current income taxes	(16)	43
Deferred income taxes	80	59
	64	102
South Bow Corporation 2025 Consolidated Financial Statements | 27

Reconciliation of Income Tax Expense

	Year Ended December 31,
	2025		2024
U.S.$ millions, unless otherwise noted	Amount	Percentage	Amount	Percentage
Income (loss) before Income Taxes	497		418
Canadian federal statutory income tax rate	15%		15%
Expected income tax expense (recovery)	75	15.0%	63	15.0%
Canadian provincial taxes[1]	11	2.2%	8	2.0%
Demerger rate adjustment	—	—%	1	0.3%
Other	—	—%	3	0.6%
Foreign reconciling items
Statutory tax rate difference between US and Canada	23	4.6%	20	4.8%
State and local income taxes, net of federal income tax effect	5	1.0%	5	1.1%
State tax rate increase reduction	(9)	(1.8%)	—	—%
Settlement adjustments	(29)	(5.8%)	—	—%
Demerger debt settlement	(21)	(4.2%)	—	—%
US minimum tax	8	1.6%	—	—%
Other	1	0.2%	2	0.5%
Actual Income Tax Expense	64	12.8%	102	24.3%
1.Alberta, Saskatchewan, and Manitoba provincial tax comprises the majority of Canada provincial taxes in 2025 and 2024.
Deferred Income Tax Assets and Liabilities

	As at December 31,
U.S.$ millions	2025	2024
Deferred Income Tax Assets
Tax loss and credit carryforward	60	42
Disallowed interest carryforward	73	60
Regulatory and other deferrals	8	0
Foreign currency translation - net investment hedge	—	9
Other	29	27
	170	138
Less: valuation allowance	4	40
	166	98
Deferred Income Tax Liabilities
Difference in accounting and tax bases of plant, property and equipment	1,257	1,107
Equity investments	79	75
Other	3	2
	1,339	1,184
Net Deferred Income Tax Liabilities	1,173	1,086
South Bow Corporation 2025 Consolidated Financial Statements | 28

The above deferred tax amounts have been classified on the consolidated balance sheets as follows:

	As at December 31,
U.S.$ millions	2025	2024
Deferred income tax assets	23	16
Deferred income tax liabilities	1,196	1,102
Net Deferred Income Tax Liabilities	1,173	1,086
A valuation allowance of $30 million was recorded in 2024 against Kansas state tax credits, which expired in 2025. The deferred tax asset, net of federal impact, was $30 million as it was considered more likely than not that the benefit would not be realized.
At each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The decrease in valuation allowance is primarily a result of unrealized foreign exchange movements and the release of Kansas state tax credits discussed above.
At December 31, 2025, the Company has recognized the benefit of non-capital loss carryforwards of $65 million (2024 – $46 million) for federal and provincial purposes in Canada, which expire from 2044 to 2045. At December 31, 2025, the Company has recognized the benefit of non-capital loss carryforwards of $194 million (2024 – nil) for U.S. federal and states purposes, which have no expiry, with the exception of certain state losses which partially expire in 2045. At December 31, 2025, the Company has recognized the benefit of disallowed Canadian and U.S. interest expense of $337 million (2024 - $271 million) which may be carried forward indefinitely.
Income Tax Payments

	Year Ended December 31,
U.S.$ millions	2025	2024
Cash paid for income taxes, net of refunds
Jurisdiction
Canada:
Federal	7	1
Provincial:
Alberta	3	—
Manitoba	2	—
Saskatchewan	2	—
Foreign:
United States - federal	23	46
Other	1	2
Total	38	49
South Bow and its entities are subject to either Canadian federal and provincial income tax or U.S. federal, state, and local income tax. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2017. Substantially all material U.S. federal, state, and local income tax matters have been concluded for years through 2019. The Company does not anticipate material adjustments as a result of audit examinations by taxing authorities and other legislative amendments during the next 12 months that would have a material impact on its consolidated financial statements.
South Bow Corporation 2025 Consolidated Financial Statements | 29

16. Share-based Compensation
Prior to the Spinoff, certain employees and executive officers of the Company participated in its Former Parent's equity incentive plan which included stock option, RSU, and PSU awards. On October 1, 2024, pursuant to the Spinoff, the Company established its own share-based compensation plans, and any outstanding share-based awards issued through the incentive plans of the Company's Former Parent were modified to maintain an equivalent value and contractual terms immediately before and after Spinoff. Pursuant to Spinoff, these awards were transferred to South Bow.
Share-based Awards
RSUs are awarded to certain employees and cliff vest three years from the grant date, unless otherwise specified. PSUs are awarded to Management and vest at the end of the three-year performance period and are paid in cash based on performance against corporate targets set at the beginning of the grant period. DSUs are offered to non-management Directors as a component of their compensation, are immediately vested, and are paid upon retirement from service on the Board. RSUs, PSUs, and DSUs accrue dividend-equivalent units based on record date, increasing awards outstanding over the life of the grant.
The following table reconciles the Company's RSUs, PSUs, and DSUs outstanding as at December 31, 2025:

	RSUs	PSUs [1]	DSUs
Outstanding at December 31, 2024	1,023,020	650,346	19,100
Granted [2]	512,965	256,019	69,654
Exercised	(231,492)	(179,969)	—
Forfeited	(131,586)	(40,503)	—
Reinvested	95,064	59,037	3,722
Outstanding at December 31, 2025	1,267,971	744,930	92,476
1.Does not include effect of any PSU multipliers.
2.Includes 11,016 of RSUs transferred from Former Parent during the year ended December 31, 2025 for employees returning from leave.
Compensation expense recorded for the year ended December 31, 2025 was $15 million for RSUs (2024 - nominal), $11 million for PSUs (2024 - nominal), and $4 million for DSUs (2024 - nominal).
As at December 31, 2025, unrecognized compensation expense related to non-vested RSUs was $18 million (2024 - $12 million). The expense is expected to be fully recognized over a weighted average period of approximately 1.49 years (2024 - 1.61 years). For PSUs, the unrecognized compensation expense as at December 31, 2025 was $8 million (2024 - $7 million). The expense is expected to be recognized over a weighted average period of approximately 1.09 years (2024 - 1.21 years).
The total amount paid during the year ended December 31, 2025 for RSUs was $6 million (2024 - nominal) and $5 million for PSUs (2024 - nominal).
Stock Options
Stock options were issued by the Company in exchange for stock options of its Former Parent held by certain South Bow employees. Stock options are classified as equity instruments and vest in thirds over a three-year period from the grant date and have a contractual life of seven years. Stock options may be exercised at a price determined at the time the option is awarded. Forfeiture of options results from the option holder's departure from the Company prior to vesting, or if options are not exercised by the end of their contractual term.
South Bow Corporation 2025 Consolidated Financial Statements | 30

The following table summarizes the Company's stock options outstanding as at December 31, 2025:

	Stock Options (number)	Weighted Average Price (C$)	Weighted Average Remaining Contractual Life (years)
Outstanding at December 31, 2024	781,250	29.60	4.1
Exercised	(209,403)	29.54
Outstanding at December 31, 2025	571,847	29.62	3
Exercisable Stock Options Outstanding at December 31, 2025	418,892	30.76	2.6
The Company has not issued any stock options subsequent to the Spinoff. The Company recorded $0.6 million (2024 - $0.1 million) of share-based compensation expense related to stock options for the year ended December 31, 2025 and at December 31, 2025, compensation costs related to non-vested stock options not yet recognized were $0.1 million (2024 $0.6 million).
17.  Long-term Debt
Long-term Debt
The Company completed its initial debt offering on August 28, 2024, comprised of U.S. and Canadian dollar-denominated senior unsecured notes (collectively, the Senior Notes) and U.S. dollar-denominated junior subordinated notes (the Junior Notes). Interest rates are fixed on these notes, and interest is paid semi-annually.
The Senior Notes are unsecured and rank equal in right of payment with all existing and future senior indebtedness. The Senior Notes rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes (including the Junior Notes).
The following tables summarize the Senior Notes and Junior Notes outstanding as at December 31, 2025 and 2024:

U.S.$ millions, except where noted				As at December 31,
Debt Instrument	Maturity	Amount	Rate	2025	2024
U.S. Dollar-denominated Debt
Senior unsecured notes	September 2027	700	4.91%	700	700
Senior unsecured notes	October 2029	1,000	5.03%	1,000	1,000
Senior unsecured notes [1]	October 2034	1,250	5.58%	1,250	1,250
Senior unsecured notes	October 2054	700	6.18%	700	700
				3,650	3,650
Canadian Dollar-denominated Debt
Senior unsecured notes	February 2030	450	4.32%	328	313
Senior unsecured notes	February 2032	500	4.62%	365	347
Senior unsecured notes	February 2035	500	4.93%	365	347
				1,058	1,007
Less: unamortized debt issue costs and other				(26)	(28)
Total Senior Notes				4,682	4,629
1Non-cash issuance.
South Bow Corporation 2025 Consolidated Financial Statements | 31

U.S.$ millions, except where noted				As at December 31,
Debt Instrument	Maturity	Amount	Rate	2025	2024
U.S. Dollar-denominated Debt
Junior subordinated notes [1]	March 2055	450	7.63%	450	450
Junior subordinated notes [2]	March 2055	650	7.50%	650	650
				1,100	1,100
Less: unamortized debt issue costs and other				(14)	(13)
Total Junior Notes				1,086	1,087
1.Subject to first rate reset on March 1, 2030 and every fifth year after 2030.
2.Subject to first rate reset on March 1, 2035 and every fifth year after 2035.
Principal Repayments
At December 31, 2025, principal repayments on the Company's long-term debt were as follows:

U.S.$ millions	Total	2026	2027	2028	2029	2030	Thereafter
Long-term debt principal repayments	5,808	—	700	—	1,000	328	3,780
Long-term Debt Repaid to Affiliates of Former Parent
At December 31, 2023, the Company held $5,967 million of U.S. and Canadian dollar-denominated long-term debt to affiliates of its Former Parent with a weighted-average interest rate of 6.21 per cent. On August 28, 2024, concurrent with the issuance of the Company's Senior Notes and Junior Notes, South Bow repaid a $1.25 billion term loan to an affiliate of its Former Parent by way of issuing the non-cash $1.25 billion senior unsecured notes due October 2034. On October 1, 2024, the Company repaid the remaining outstanding long-term debt owed to affiliates of the Former Parent.
Interest Expense

	Year Ended December 31,
U.S.$ millions	2025	2024
Interest on long-term debt to affiliates of Former Parent	—	270
Interest on Senior Notes [1]	246	85
Interest on Junior Notes [1]	83	28
Amortization and other financial charges [2]	10	7
Capitalized interest	(8)	(2)
	331	388
1.Interest on Senior Notes and Junior Notes is paid semi-annually. At December 31, 2025, accrued interest for the Senior Notes was $74 million (2024 - $85 million) and accrued interest on the Junior Notes was $28 million (2024 - $28 million).
2.Includes amortization of debt issuance, premium, and discount costs associated with Senior Notes and Junior Notes. Other financial charges include bank service charges and carrying charges.
Credit Facilities
During the third quarter of 2024, the Company entered into a four-year senior unsecured revolving credit facility for $1.4 billion (C$2.0 billion), maturing in 2028 (the Facility). On October 3, 2025, the Company renewed the Facility, extending its maturity to October 1, 2029. The commitment remains at C$2.0 billion with no modifications made to the Facility's financial covenants. At December 31, 2025, $1.5 billion (C$2.0 billion) of capacity was available and nil was drawn on the Facility.
The Company's Facility includes affirmative, negative, and financial covenants that require the Company to comply with certain operational and financial requirements on an ongoing basis, which, if breached, could result in accelerated repayment or termination of the agreement. As at December 31, 2025, the Company was in compliance with the covenants in all material respects.
South Bow Corporation 2025 Consolidated Financial Statements | 32

The Company has three additional Canadian dollar-denominated bi-lateral credit facilities in place. At December 31, 2025, the total capacity of these facilities was $109 million (C$150 million), with outstanding letters of credit of $20 million (C$27 million) currently drawn against them.
Interest Income and Other

	Year Ended December 31,
U.S.$ millions	2025	2024
Interest income	40	41
Penalty on early repayment of long-term debt to Former Parent	—	(26)
Foreign exchange gain (loss)	1	(3)
	41	12
18. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at December 31, 2025	208,250,512	2,201
Prior to the Spinoff, the Company had nil common shares outstanding. Upon Spinoff on October 1, 2024, the Company issued a total of 207,570,409 common shares by distributing 0.2 common shares of South Bow for each share held by TC Energy's shareholders of record as of the record date of September 25, 2024.
Dividends Declared
The Company's dividend payable of $104 million ($0.50 per share) was declared on November 13, 2025, and paid on January 15, 2026, to shareholders of record at the close of business on December 31, 2025.
19. Net Income per Share
The following table summarizes the Company's net income per share for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
U.S.$ millions, except share and per share amounts	2025	2024
Net income	433	316
Weighted average common shares outstanding (millions) - basic	208.2	207.6
Net Income per Share - Basic	2.08	1.52
Dilutive impact of share-based awards (millions) [1]	0.6	0.6
Weighted average common shares outstanding (millions) - diluted	208.8	208.2
Net Income per Share - Diluted	2.07	1.52
1.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At December 31, 2025, nil options were considered anti-dilutive (December 31, 2024 - 0.2 million options).
South Bow Corporation 2025 Consolidated Financial Statements | 33

20.  Employee Post-retirement Benefits
Defined Benefit Pension
Effective October 1, 2024, in connection with the Spinoff, pension obligations and the related Pension Plan assets for participants were transferred to U.S. and Canada pension plans established by the Company. As the Plan sponsor, South Bow's consolidated balance sheets reflect the net overfunded pension asset equal to an excess of the fair value of the Pension Plan assets over the projected benefit obligation (PBO).
Benefit Obligations, Plan Assets, and Funded Status
As of October 1, 2024, the Company assumed from the Former Parent the PBO and Pension Plan assets for South Bow participants in connection with the Spinoff. The plans were remeasured to determine the obligations and related Pension Plan assets to be transferred to South Bow as of Spinoff date. In October 2025, the Office of the Superintendent of Financial Institutions (OSFI) approved the transfer of the Pension Plan assets, which were held in the Former Parent's trust in accordance with the Separation Agreement and EMA.
The remeasurement completed at Spinoff resulted in the recognition of Pension Plan obligations of $87 million, net of Pension Plan assets of $88 million. The Company recognized a $4 million loss ($3 million after-tax loss) in AOCI for actuarial losses and prior service costs that had accrued over the lives of the Pension Plans prior to Spinoff, primarily based on South Bow's proportionate share of the total projected pension obligation from the Former Parent prior to Spinoff.
The Company uses a December 31 measurement date for its pension obligation and the related Pension Plan assets. The actuarial gains experienced upon remeasurement as of December 31, 2025 and 2024 were offset against AOCI and attributable to increases in the discount rates used to measure the benefit obligations, net of investment performance.
South Bow Corporation 2025 Consolidated Financial Statements | 34

The following table summarizes the changes in the benefit obligations and Pension Plan assets for the years ended December 31, 2025 and 2024:

Year Ended December 31,
U.S.$ millions	2025	2024
Change in Benefit Obligation
Benefit obligation - beginning of year	93	—
Canadian benefit obligation transferred on October 1, 2024	—	79
U.S. benefit obligation transferred on October 1, 2024	—	8
Service cost	8	2
Interest cost	4	1
Employee contributions	1	—
Benefits paid	(3)	—
Actuarial gain	(3)	(2)
Foreign exchange rate changes	(3)	5
Benefit Obligation - End of Year	97	93
Change in Pension Plan Assets
Pension Plan assets - beginning of year	96	—
Fair value of Canadian net plan assets as of October 1, 2024 pending transfer [1]	—	79
Fair value of U.S. net Pension Plan assets as of October 1, 2024	—	9
Actual return on Pension Plan assets	11	3
Employer contributions	1	—
Employee contributions	3	—
Benefits paid	(3)	—
Foreign exchange rate changes	(4)	5
Fair Value of Pension Plan Assets - End of Year	104	96
Funded Status - Pension Plan Surplus	7	3
1.The Pension Plan assets remained in the Former Parent's pension trust as at December 31, 2024. In October 2025, OSFI approved the transfer of the Pension Plan assets that were being held in the Former Parent's trust in accordance with the Separation Agreement and EMA and $104 million of Pension Plan assets were transferred. The remaining $18 million of Pension Plan assets held in the Former Parent's pension trust will be transferred in 2026 (2024 - $88 million).
Components of Net Periodic Benefit Costs
South Bow reports the net periodic benefit costs for all Pension Plans separately in the consolidated statements of income. The majority of the 2025 pension benefit cost for the Pension Plan is calculated using an expected long-term rate of return on Pension Plan assets of 6.60 per cent (2024 - 6.6 per cent) and a discount rate of 5.2 per cent (2024 - 5.0 per cent).
The following table presents the components of the Company's net periodic benefit costs for the years ended December 31, 2025 and 2024:

Year Ended December 31,
U.S.$ millions	2025	2024
Service cost	8	2
Interest cost	4	1
Expected return on plan assets	(6)	(2)
Amortization of actuarial gain	(1)	—
Net Periodic Benefit Cost Recognized	5	1
South Bow Corporation 2025 Consolidated Financial Statements | 35

Components of Accumulated Other Comprehensive Income
South Bow recognizes the overfunded or underfunded status of the Pension Plans as an asset or liability on the consolidated balance sheets, with offsetting entries to AOCI. An updated measurement was performed as of December 31, 2025, the impact of which was recognized in AOCI as an actuarial gain.
The following tables provide the pre-tax components of AOCI for the years ended December 31, 2025 and 2024:

	As at December 31,
U.S.$ millions	2025	2024
Change in Pension Plan Assets and Benefit Obligation Recognized in AOCI:
Opening AOCI	6	—
Spinoff-related adjustment	—	3
Net gain	7	3
Total Recognized in AOCI - End of Year	13	6
Average Remaining Service Period
For pension benefits, South Bow amortizes the unrecognized prior service costs (credits) and certain actuarial gains and losses reflected in AOCI, as applicable, based on participants' average remaining service periods. The resulting remaining service periods for pension was 10.94 years as of December 31, 2025 (2024 - 12.53 years).
Assumptions
The measurement of the Pension Plan obligations and costs of providing benefits under the Company's Pension Plans involves various factors, including the development of valuation assumptions and inputs and accounting policy elections. The measurement of benefit obligations and costs is impacted by several assumptions and inputs, as discussed below, among other factors. When developing the required assumptions, South Bow considers historical information as well as future expectations. Assumptions used to determine year-end benefit obligations are the assumptions used to estimate the subsequent year's net periodic benefit costs.
Discount Rate
The discount rates are determined by developing a spot rate curve based on the yield to maturity of a universe of high-quality, non-callable (or callable with make-whole provisions) bonds with similar maturities to the related pension obligation. The spot rates are used to discount the estimated future benefit distribution amounts under the Pension Plan. The discount rate is the single level rate that produces the same result as the spot rate curve. South Bow utilizes an analytical tool developed by its actuaries to determine the discount rates.
Expected Rate of Return
In determining the expected rate of return on assets, the Company considers historical economic indicators, including inflation and GDP growth, that impact asset returns, as well as expectations regarding future long-term capital markets performance, weighted by target asset class allocations.
Mortality
The mortality assumption is composed of a base table that represents the current expectation of life expectancy of the population, adjusted by an improvement scale that attempts to anticipate future improvements in life expectancy.
South Bow Corporation 2025 Consolidated Financial Statements | 36

The following assumptions were used to determine the benefit obligations for the Plans for 2025 and 2024:

	Canadian Plan		U.S. Plan
	2025	2024	2025	2024
Assumptions for Benefit Obligations
Discount rate	5.10%	4.70%	5.60%	5.70%
Expected rate of return	6.70%	6.90%	6.50%	6.50%
Rate of compensation increase	3.5% per year	3.5% per year	4.5%for 2025 3% thereafter	4.5% for 2024 3% thereafter
Estimated Future Benefit Payments
Estimated future benefit payments to participants over the next 10 years for the Plans as of December 31, 2025 are as follows:

U.S.$ millions	Payments
2026	3
2027	3
2028	4
2029	4
2030	5
2031 to 2035	29
Total Estimated Future Benefits Payments through 2035	48
Pension Plan Assets
South Bow regularly evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity. The objective for the investment of the Pension Plans funds is to generate sufficient returns at an appropriate level of risk.
The Company's Pension Plan target asset allocations as of December 31, 2025 were as follows:

As at December 31,	Target Allocation		Percentage of Plan Assets [1]
	Canadian Plan	U.S. Plan	Canadian Plan		U.S. Plan
			2025	2024	2025	2024
Equity securities	70%	50%	70%	55%	50%	50%
Fixed income securities	30%	50%	30%	24%	49%	50%
Cash investments [1]	—%	—%	—%	21%	1%	—%
	100%	100%	100%	100%	100%	100%
1.Cash investments held within the Canadian plan represent funds received on December 31, 2025 which were subsequently invested. The allocation of assets does not include the pending asset transfer from Former Parent's pension trust.
The Company evaluated its Pension Plans' asset portfolios for the existence of significant concentrations of credit risk as of December 31, 2025. Types of concentrations that were evaluated include, but were not limited to, investment concentrations in a single entity, type of sector, foreign country, and individual fund. As of December 31, 2025, the Plans held no credit risk concentrations exceeding 10 per cent of Pension Plan assets.
South Bow Corporation 2025 Consolidated Financial Statements | 37

Fair Value Measurements
The following table presents Plan assets measured and recorded at fair value on the consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2025:

	Quoted Prices in Active Markets (Level I)
	As at December 31,
U.S.$ millions	2025	2024
Asset Category
Equity securities	61	4
Fixed income securities	30	—
U.S. bonds	—	4
Fair Value of Pension Plan Assets	91	8
21. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board, implemented by Management, and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee and Governance & Risk Committee of the Board oversee how Management monitors compliance with risk management policies and procedures, and Management's review of the adequacy of the Company's risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
South Bow Corporation 2025 Consolidated Financial Statements | 38

Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company's business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
South Bow is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.

	As at December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,165	1,135
Cumulative translation adjustment recognized in AOCI	(12)	(67)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries and certain available-for-sale financial assets, and derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
Entering into derivative instruments may result in exposure to credit risk from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into derivative transactions primarily with institutions that possess strong investment-grade credit ratings. Credit risk relating to derivative counterparties is mitigated through the maintenance and monitoring of credit exposure limits, contractual requirements, and netting arrangements. The Company also reviews counterparty credit exposure using external credit rating services and other analytical tools to manage credit risk.
The Company had no significant credit losses and no significant amounts impaired at December 31, 2025 and 2024 within trade accounts receivable. At December 31, 2025 and December 31, 2024, there were no significant credit risk concentrations.
South Bow Corporation 2025 Consolidated Financial Statements | 39

At December 31, 2025, the Company has nil in Keystone XL contractual recoveries, and $172 million in Keystone contractual recoveries from certain customers related to historical variable toll disputes with the CER which were approved by the CER in the fourth quarter of 2025 (December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 4, Spinoff Transaction for additional information related to indemnification and Note 23, Commitments, Contingencies, and Guarantees for additional information on the variable toll disputes with the CER.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company's portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	30	4	—	34
Derivative instrument liabilities	(28)	(1)	—	(29)
As at December 31, 2025	2	3	—	5

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1.There were no transfers from Level II to Level III for the periods presented.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
South Bow Corporation 2025 Consolidated Financial Statements | 40

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	December 31, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes [1]	(4,682)	(4,745)	(4,629)	(4,598)
Junior Notes [1]	(1,086)	(1,165)	(1,087)	(1,135)
1.The carrying amount of the Senior Notes and Junior Notes include unamortized debt issuance costs of $26 million and $14 million, respectively (December 31, 2024 - $28 million and $13 million, respectively).
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's LMCI restricted investments that were classified as available‑for‑sale assets:

	As at December 31,
U.S.$ millions	2025	2024
Fair Value of Fixed Income Securities [1,2]
Maturing after 10 years	88	80
	88	80
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.

	Year Ended December 31,
U.S.$ millions	2025	2024
Net unrealized losses [1]	(4)	(1)
Net realized losses [1,2]	(3)	(2)
1.Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities on the consolidated balance sheet.
2.Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value, with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation 2025 Consolidated Financial Statements | 41

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	As at December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	34	188
Total Derivative Liabilities (accounts payable and other)	(29)	(219)
Total Derivatives [1,2]	5	(31)
1.Fair value equals carrying value.
2.Relates to purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	As at December 31,
	2025	2024
Gross sales volumes (millions of barrels)	(33)	(130)
Gross purchases volumes (millions of barrels)	22	116
Net Purchases Volumes (millions of barrels)	(11)	(14)
Maturity dates (year)	2026	2025
Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

	Year Ended December 31,
U.S.$ millions	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains (losses)	36	(6)
Realized gains	367	459
Gains on Derivatives	403	453
1.Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues in the consolidated statements of income.
South Bow Corporation 2025 Consolidated Financial Statements | 42

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at December 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	34	(28)	6
Derivative instrument liabilities	(29)	28	(1)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $26 million and letters of credit of $11 million at December 31, 2025 (December 31, 2024 – $66 million and $16 million, respectively) to its counterparties. At December 31, 2025, the Company held nil cash collateral and $70 million in letters of credit (December 31, 2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At December 31, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was provided.
22.  Changes in Operating Working Capital

	Year Ended December 31,
U.S.$ millions	2025	2024
Decrease in accounts receivable	83	101
Decrease (increase) in inventories	107	(50)
Decrease (increase) in other current assets	(22)	(32)
Decrease in accounts payable and other	(203)	(81)
Increase in Operating Working Capital	(35)	(62)
South Bow Corporation 2025 Consolidated Financial Statements | 43

23. Commitments, Contingencies, and Guarantees
Commitments
The Company's commitments as at December 31, 2025 are below:

U.S.$ millions	Total	2026	2027	2028	2029	2030	Thereafter
Operating commitments [1]	130	29	8	24	14	15	40
Transportation by other parties [2]	3	3	—	—	—	—	—
Capital expenditures [3]	16	16	—	—	—	—	—
Total	149	48	8	24	14	15	40
1.Includes commitments for in-line inspection runs and power.
2.Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
3.Capital expenditures relate to the Blackrod Connection Project with targeted completion in 2026 in addition to other capital commitments by the Company. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts in 2025 were $26 million (2024 – $49 million).
At December 31, 2025, the Company had capital expenditure commitments totalling approximately $16 million (2024 – $125 million).
Contingencies
Withdrawal of Keystone Variable Toll Disputes
Effective September 30, 2025, the Company and associated parties agreed to withdraw all complaints and protests associated with the Keystone variable toll disputes previously filed with the CER, FERC, Court of King's Bench of Alberta, and D.C. Circuit Court (collectively, the "Withdrawal of Keystone Variable Toll Disputes"). This agreement effectively resolved the Company's outstanding Keystone variable toll disputes discussed further below. Pursuant to an associated partial release of indemnification agreement and the Separation Agreement, the Former Parent was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Keystone Variable Toll Disputes.
Pursuant to these agreements, the Company recorded gross liabilities of $226 million, with partially offsetting receivables from its Former Parent under the indemnification terms of $189 million at September 30, 2025. The Company recorded additional liabilities not subject to the indemnification terms of $33 million, discounted at the Company's credit-adjusted rate, to be paid over the next six years, beginning in the fourth quarter of 2025 and due in the third quarter of subsequent years. The amounts payable under the Withdrawal of the Keystone Variable Toll Disputes are primarily recorded in accounts payable and other on the consolidated balance sheets, with amounts expected to be recovered pursuant to the indemnification terms recorded in other current assets.
As a result of the Withdrawal of Keystone Variable Toll Disputes and the MP-14 costs previously recorded under indemnification terms, South Bow recorded net liabilities up to its maximum indemnity liability of $22 million (C$30 million) at September 30, 2025. Any incremental costs incurred related to the items subject to indemnification are no longer the obligation of the Company. The net impact of recording the terms of the Withdrawal of Keystone Variable Toll Disputes, related indemnification asset, and the reduction of the previously accrued balances (see FERC Variable Toll Disputes below) resulted in a net reduction of revenue in the consolidated statement of income of $43 million during the year ended December 31, 2025. Under the partial release of indemnification agreement, the Company additionally recorded $20 million in other income related to separation terms with its Former Parent in September 2025.
South Bow Corporation 2025 Consolidated Financial Statements | 44

In November 2025, the Company made gross payments of $99 million and has remaining outstanding gross liabilities of $127 million, with $91 million of partially offsetting receivables from its Former Parent relating to the Withdrawal of Keystone Variable Toll Disputes outstanding at December 31, 2025.
FERC Variable Toll Disputes
At September 30, 2025, the Company revised its provision relating to estimated payments for historical variable toll disputes with the FERC to nil in conjunction with the Withdrawal of Keystone Variable Toll Disputes (December 31, 2024 - $51 million gross liability).
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order in respect of the complaint (CER Order), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In June 2025, under the CER Order, the Company filed its application for approval from the CER of the final variable toll adjustments for 2020 and 2021 and in October 2025, the CER approved South Bow's application. In November 2025, the Company filed its application for collection of the final adjusted variable tolls for the 2022 to 2024 periods and in December 2025, the CER approved the application. As a result of the approval of the final tolls, the Company is no longer subject to interim tolling and has commenced its collection of final adjusted variable tolls for the 2020 to 2024 period from its Keystone Canada customers.
During the year ended December 31, 2025, the Company recorded a $10 million reduction to revenue under indemnification terms with its Former Parent and $15 million in interest income and other, net of indemnification terms, relating to the CER Order. As at December 31, 2025, the Company has a $45 million receivable, net of indemnification terms, relating to the CER approved final tolls recorded in accounts receivable (December 31, 2024 - $16 million).
Keystone XL Contractual Recoveries
During the year ended December 31, 2025, the Company recorded a charge of $5 million, net of indemnification terms, relating to its Keystone XL contractual recoveries. As at December 31, 2025, the Company has nil Keystone XL contractual recoveries balance outstanding (December 30, 2024 - $8 million net receivable).
Milepost 171 Incident
On April 8, 2025, the Company responded to an oil release of approximately 3,500 barrels at Milepost 171 (MP-171), near Fort Ransom, North Dakota. On April 11, 2025, PHMSA issued a Corrective Action Order (CAO), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis (RCA) along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
During the year ended December 31, 2025, the Company incurred $53 million in costs related to the incident, and sustaining pipeline integrity program on a prospective basis. These costs are largely expected to be recovered through the Company's insurance policies and include long-term environmental site monitoring. The Company received $42 million from insurance policies during the year ended December 31, 2025.
Findings and recommendations from the RCA were released by PHMSA on February 11, 2026 and will be incorporated into South Bow's remedial work plan. The Company has commenced remedial actions, with 11 in-line inspection runs and 51 integrity digs completed as of March 5, 2026. The Company continues to be able to meet all contractual transportation services while operating under the CAO.
South Bow Corporation 2025 Consolidated Financial Statements | 45

Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order (ACAO) issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative excavations over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs relating to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. At December 31, 2025, there have been no changes to this estimate.
During the year ended December 31, 2025, the Company incurred $2 million relating to ongoing environmental remediation activities (2024 – $68 million), adjusted the cost estimate down by $1 million (2024 - $18 million), and during the year, nil was received (2024 – $89 million) from the insurance policies of its Former Parent related to the costs for environmental remediation.
The remaining balance reflected in accounts payable and other and other long-term liabilities on the consolidated balance sheets was $3 million and $7 million, respectively, at December 31, 2025 (December 31, 2024 – $4 million and $10 million, respectively).
The expected recovery of the remaining estimated environmental remediation costs recorded in environmental provision recovery was $10 million at December 31, 2025 (December 31, 2024 – $31 million).
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
Guarantees
The Company and its partners in the Grand Rapids Partnership have guaranteed the financial performance of these entities either jointly and severally, jointly, or severally. These guarantees primarily cover construction services and liabilities. Payments made by the Company under these guarantees exceeding its ownership interest are reimbursed by its partners. The maximum term of the C$56 million guarantees is to 2043 and at December 31, 2025, the Company's share of the maximum potential exposure was $41 million (2024 - $39 million) and the carrying value was nil (2024 - nil).
South Bow Corporation 2025 Consolidated Financial Statements | 46

24. Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company's assets and liabilities are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE's assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE's obligations, or are not considered a business, were as follows:

	As at December 31,
U.S.$ millions	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	2	—
Accounts receivable	3	3
Other current assets	4	—
	9	3

Plant, property and equipment, net	249	182
Net investment in lease	38	—
	296	185
LIABILITIES
Current Liabilities
Accounts payable and other	32	41
	32	41
Other Long-term Liabilities	15	10
	47	51
Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	As at December 31,
U.S.$ millions	2025	2024
Balance Sheet
Equity investments	652	641
Off-balance Sheet
Guarantees[1]	41	39
Maximum Exposure to Loss	693	680
1.Guarantees for the current and comparative period totaled C$56 million.
As at December 31, 2025, the amount due from non-consolidated VIEs of $6 million (2024 - $4 million) is included in accounts receivable on the consolidated balance sheets. As at December 31, 2025, the amount due to non-consolidated VIEs of $2 million (2024 - $4 million) is included in accounts payable on the consolidated balance sheets.
South Bow Corporation 2025 Consolidated Financial Statements | 47

25. Related Party Transactions
Prior to the Spinoff, South Bow did not operate as a standalone business and its Former Parent was responsible for providing the Company's administrative and operating services (referred to as corporate expenses) necessary to operate the business. These allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. In addition, the Company also incurs operating costs provided by subsidiaries of its Former Parent that are not allocated but are direct costs. These direct costs are capitalized or expensed based on the nature of underlying expenditure. These transactions were considered related party transactions up to September 30, 2024, the day prior to Spinoff.
The allocated corporate expenses, direct operating costs, interest expense on long-term debt due to affiliates of South Bow's Former Parent, and interest income with affiliates of its Former Parent were as follows:

	Year Ended December 31,
U.S.$ millions	2025	2024
Allocated Corporate Expenses
Plant operating costs and other	—	89
Plant, property and equipment	—	3
Equity investments [1]	—	2
	—	94
Direct Costs
Plant operating costs and other	—	81
Plant, property and equipment	—	4
Equity investments [2]	—	1
	—	86

Interest Expense on Long-term Debt to Affiliates of Former Parent	—	270
Return-of-capital Payment [3]	—	24
1.For the year ended December 31, 2025, nil impacted income from equity investments (2024 - $2 million).
2.For the year ended December 31, 2025, nil impacted income from equity investments (2024 - $1 million).
3.On September 30, 2024, the Company declared a return-of-capital distribution of $24 million and paid it on October 1, 2024.
South Bow Corporation 2025 Consolidated Financial Statements | 48